[redacted]

03033829

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

ABN AMRO Mortgage Corporation	**0000943489**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, September 26, 2003, Series 2003-11	**333-101550**

____

Name of Person Filing the Document
(If Other than the Registrant)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

ABN AMRO MORTGAGE CORPORATION

By: ____________________
Name: Maria Fregosi
Title: Vice President

Dated: September 26, 2003

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

CMO Desk   Deal Summary Report   AMAC03-11BBG 30 year 5.5's

Date:08/26/2003 13:03:21
Closing Date: 9/30/2003
First Pay:10/25/2003

CMO Structuring Desk: 212 325-4314 Fax: 212 325-8148 Pac Bands I: 125- 350 II: 0- 0 III: 0- 0
WHOLE 30 year Pricing Speed: 200 PSA
Pacl %: 54.79
WAC:5.50 WAM:358.00

Tranche Name	Balance	Coupon	Payment Window	Aver. Life	Dur	Tx/ Index	Spread Yield Margin	Price %	Description	Cap	Mult	Bal %
A1	153,808,000.00	5.50000	10/03- 7/33	5.10		0.00			"Pac band: 125 to 350			54.79
A6	18,851,000.00	6.00000	10/03- 5/07	2.13		0.00						6.72
A10	5,000,000.00	6.00000	10/03- 5/07	2.13		0.00						1.78
A7	5,926,000.00	6.00000	5/07- 4/09	4.50		0.00						2.11
A11	3,000,000.00	6.00000	5/07- 4/09	4.50		0.00						1.07
A8	14,334,000.00	6.00000	4/09- 7/14	8.53		0.00						5.11
A12	4,000,000.00	6.00000	4/09- 7/14	8.53		0.00						1.42
A9	33,127,509.00	6.00000	7/14- 7/33	16.79		0.00						11.80
A13	7,658,046.80	0.00000	10/03- 7/33	9.54		0.00						2.73
A4	24,570,506.20	5.50000	10/08- 7/33	12.47		0.00						8.75
A5	2,730,000.00	5.50000	10/08- 7/33	12.47		0.00						0.97
B1	7,719,938.00	5.50000	10/03- 7/33	11.72		11.72			"Sub. Bond, 2.75 percen			2.75
Tot: 12	280,725,000	5.50000		7.45								

Collateral

Type	Bal(MM)	Coup	Prepay	WAM	Age	AcrInt(M)	WAC
WHOLE	280.725	5.500	PSA 200	358	2	1243.768	5.500
# 1	280.725	5.5000		358.0	2.0	1243.768	

Yield Curve

Yr	1.95	2.99	4.99	9.99	27.49
Yld	1.783	2.372	3.290	4.396	5.271

Indices

1ML
1.107

CMO Desk
Deal Summary Report
AMAC03-11G5BBG 30 year 5.5's

Date:08/25/2003 17:36:45
Closing Date: 9/30/2003
First Pay:10/25/2003

CMO Structuring Desk: 212 325-4314 Fax: 212 325-8148 Pac Bands I: 125- 350 II: 0- 0 III: 0- 0
WHOLE 30 year Pricing Speed: 200 PSA Pacl %: 54.79
WAC:5.50 WAM:358.00

Tranche Name	Balance	Coupon	Payment Window	Aver. Life	Dur	Tx/ Index	Spread Yield Margin	Price %	Description	Cap	Mult	Bal %
5IO1	8,953,500.00	5.50000	10/03-12/11	3.95		0.00						3.19
5A1	9,379,857.00	5.50000	10/03-12/11	3.95		0.00						3.34
5A2	9,379,857.00	5.25000	10/03-12/11	3.95		0.00						3.34
5A3	9,379,857.00	5.00000	10/03-12/11	3.95		0.00						3.34
5A5	9,379,857.00	4.75000	10/03-12/11	3.95		0.00						3.34
5A6	9,379,857.00	4.50000	10/03-12/11	3.95		0.00						3.34
5A7	9,379,857.00	4.25000	10/03-12/11	3.95		0.00						3.34
5A8	9,379,858.00	4.00000	10/03-12/11	3.95		0.00						3.34
5A9	3,748,333.00	5.50000	12/11- 7/33	11.80		0.00						1.34
5A10	6,831,755.00	5.50000	12/11- 9/20	10.99		0.00						2.43
5A11	664,912.00	5.50000	9/20- 7/33	20.11		0.00						0.24
5IO2	7,301,863.64	5.50000	10/03-11/09	3.25		0.00						2.60
5A12	7,649,571.00	5.50000	10/03-11/09	3.25		0.00						2.72
5A13	7,649,571.00	5.25000	10/03-11/09	3.25		0.00						2.72
5A14	7,649,572.00	5.00000	10/03-11/09	3.25		0.00						2.72
5A15	7,649,571.00	4.75000	10/03-11/09	3.25		0.00						2.72
5A16	7,649,572.00	4.50000	10/03-11/09	3.25		0.00						2.72
5A17	7,649,571.00	4.25000	10/03-11/09	3.25		0.00						2.72
5A18	7,649,572.00	4.00000	10/03-11/09	3.25		0.00						2.72
5A19	19,014,000.00	5.50000	11/09- 6/15	7.99		0.00						6.77
5A20	4,343,000.00	5.50000	6/15- 7/33	15.22		0.00						1.55
5A21	91,896,555.80	5.50000	10/03- 7/33	9.54		0.00						32.74
5A4	27,300,506.20	5.50000	10/08- 7/33	12.47		0.00						9.72
5B1	7,719,938.00	5.50000	10/03- 7/33	11.72		11.72			"Sub. Bond, 2.75 percen			2.75
Tot: 24	280,725,000	5.18152		7.24								

Collateral

Type	Bal(MM)	Coup	Prepay	WAM	Age	AcrInt(M)	WAC
WHOLE	280.725	5.500	PSA 200	358	2	1243.768	5.500

#	Bal	Coup	WAM	Age	AcrInt
# 1	280.725	5.5000	358.0	2.0	1243.768

Yield Curve

Yr	1.95	2.99	4.99	9.99	27.49
Yld	1.783	2.372	3.290	4.396	5.271

Indices

1ML
1.107

YT DG65 Mtge **YT**

100-00 Price is fictitious

Bloomberg CMO

65 <GO> **AMAC 2003-11 A6** 6% LEGAL MTY N/A ADV:<PAGE>

BCC0C9D37 CMO: NO Notes 88 <Go>

65 <GO> 5.500(358)2 WAC(WAM)AGE ASSUM

ASSUMED collateral -NO History-	9/30/03: 18,851,000 9/25/03: 18,851,000 factor 1.000000000000	next pay 10/25/03 (monthly) rcd date 9/30/03 (24 Delay) accrual 9/ 1/03- 9/30/03	30/360 Cashflows created 8/26/03 1stProj 10/25/03 ASSUMED collateral

YIELD TABLE

9/30/03 QUOTED

DEAL: * Information is preliminary and subject to change.

	Px200	100	200	300	400		
Vary PRICE 1/32	200 PSA	100 PSA	200 PSA	300 PSA	400 PSA	PSA	PSA
100	5.868	6.029	5.868	5.737	5.638		
AvgLife	2.13	12.45	2.13	1.26	0.97		
Mod Dur	1.93	8.52	1.93	1.18	0.91		
DateWindow	10/03- 5/25/07	2/14- 3/25/18	10/03- 5/25/07	10/03- 9/25/05	10/03- 4/25/05		
Spread I	+413/AL	+159/AL	+413/AL	+439/AL	+442/AL		

NON-CALLABLE

Preliminary cashflows based upon dealer representations. "PRO-SUP" UNAVAILABLE.

Treasury Curve - BGN 10:25

3mo	6mo	-2-	-3-	-5-	-10-	-30-
0.95	1.01	1.64	2.17	3.19	4.31	5.20

Format# 1-YT 2y 100-22 3y 100-18

YT DG65 Mtge **YT**

100-00 Price is fictitious

Bloomberg CMO

66 <GO> **AMAC 2003-11 A7** 6% LEGAL MTY N/A ADV<PAGE>

BCC0C9D52 CMO: NO Notes 88 <Go>

65 <GO> 5.500(358)2 WAC(WAM)AGE ASSUM

ASSUMED	9/30/03: 5,926,000	next pay 10/25/03 (monthly)	30/360 Cashflows
collateral	9/25/03: 5,926,000	rcd date 9/30/03 (24 Delay)	created 8/26/03
-NO History-	factor 1.000000000000	accrual 9/ 1/03- 9/30/03	1stProj 10/25/03 ASSUMED collateral

9/30/03 QUOTED

YIELD TABLE

Vary PRICE 32

Px	200	100	200	300	400		
	200 PSA	100 PSA	200 PSA	300 PSA	400 PSA	PSA	PSA

DEAL: * Information is preliminary and subject to change.

100	5.971	6.035	5.971	5.879	5.822
AvgLife	4.50	15.34	4.50	2.23	1.71
Mod Dur	3.83	9.77	3.83	2.03	1.58
DateWindow	5/07- 4/25/09	3/18- 11/25/19	5/07- 4/25/09	9/05- 3/25/06	4/05- 8/25/05
Spread I	+303/AL	+145/AL	+303/AL	+409/AL	+429/AL

NON-CALLABLE

Preliminary cashflows based upon dealer representations. "PRO-SUP" UNAVAILABLE.

Treasury Curve - BGN 10:25

3mo	6mo	-2-	-3-	-5-	-10-	-30-
0.95	1.01	1.64	2.17	3.19	4.31	5.20

Format# 1-YT 3y 100-18 5y 99-23 S

YT DG65 Mtge **YT**

100-00 Price is fictitious

Bloomberg CMO

66 <GO> **AMAC 2003-11 A8** 6% LEGAL MTY N/A ADV:<PAGE>

BCC0C9D78 CMO: NO Notes 88 <Go>

65 <GO> 5.500(358)2 WAC(WAM)AGE ASSUM

ASSUMED	9/30/03: 14,334,000	next pay 10/25/03 (monthly)	30/360 Cashflows
collateral	9/25/03: 14,334,000	rcd date 9/30/03 (24 Delay)	created 8/26/03 1stProj 10/25/03
-NO History-	factor 1.000000000000	accrual 9/ 1/03- 9/30/03	ASSUMED collateral

YIELD TABLE

9/30/03 QUOTED

DEAL: * Information is preliminary and subject to change.

Vary PRICE 32	200 PSA	100 PSA	200 PSA	300 PSA	400 PSA	PSA	PSA
Px	200	100	200	300	400		
100	6.014	6.038	6.014	5.925	5.874		
AvgLife	8.53	17.99	8.53	2.97	2.17		
Mod Dur	6.46	10.71	6.46	2.65	1.98		
DateWindow	4/09- 7/25/14	11/19- 8/25/23	4/09- 7/25/14	3/06- 4/25/07	8/05- 3/25/06		
Spread I	+202/AL	+132/AL	+202/AL	+372/AL	+411/AL		

NON-CALLABLE

Preliminary cashflows based upon dealer representations. "PRO-SUP" UNAVAILABLE.

Treasury Curve - BGN 10:25						
3mo	6mo	-2-	-3-	-5-	-10-	-30-
0.95	1.01	1.64	2.17	3.19	4.31	5.20

Format# 1-YT 5y 99-23 10y 99-17

YT DG65 Mtge **YT**

100-00 Price is fictitious

Bloomberg CMO

66 <GO> **AMAC 2003-11 A9** 6% LEGAL MTY N/A ADV:<PAGE>

BCC0C9D94 CMO: NO Notes 88 <Go>

65 <GO> 5.500(358)2 WAC(WAM)AGE ASSUM

ASSUMED	9/30/03: 33,127,509	next pay 10/25/03 (monthly)	30/360 Cashflows
collateral	9/25/03: 33,127,509	rcd date 9/30/03 (24 Delay)	created 8/26/03 1stProj 10/25/03
-NO History-	factor 1.000000000000	accrual 9/ 1/03- 9/30/03	ASSUMED collateral

9/30/03 QUOTED

YIELD TABLE

DEAL: * Information is preliminary and subject to change.

Vary PRICE 32	Px200	100	200	300	400		
	200 PSA	100 PSA	200 PSA	300 PSA	400 PSA	PSA	PSA
100	6.036	6.043	6.036	6.005	5.934		
AvgLife	16.79	24.38	16.79	7.82	3.18		
Mod Dur	10.10	12.44	10.10	5.70	2.82		
DateWindow	7/14- 7/25/33	8/23- 7/25/33	7/14- 7/25/33	4/07- 7/25/33	3/06- 10/25/07		
Spread I	+138/AL	+100/AL	+138/AL	+218/AL	+363/AL		

NON-CALLABLE

Preliminary cashflows based upon dealer representations. "PRO-SUP" UNAVAILABLE.

Treasury Curve - BGN 10:25						
3mo	6mo	-2-	-3-	-5-	-10-	-30-
0.95	1.01	1.64	2.17	3.19	4.31	5.20

Format# 1-YT 10y 99-17 30y 102-15+ s

CREDIT SUISSE | FIRST BOSTON

AMAC 2003-11

Pay rules

1. Pay the NAS priority amount to the A4 and A5 prorata.

2. According to the aggregate PAC schedule pay to the A1

3. Pay the concurrently as follows:

   a. 8.333333859287% to the A13 until retired.
   b. 91.666666140713% as follows:
      i. To the A6 and A10 prorata until retired.
      ii. To the A7 and A11 prorata until retired.
      iii. To the A8 and A12 prorata until retired.
      iv. To the A9 until retired.

4. Disregarding the aggregate PAC schedule pay to the A1 until retired.

5. Pay the A4 and A5 prorata until retired.

CMO Desk

Date:08/25/2003 17:36:45
Closing Date: 9/30/2003
First Pay:10/25/2003

Deal Summary Report

CMO Structuring Desk: 212 325-4314 Fax: 212 325-8148
WHOLE 30 year Pricing Speed: 200 PSA
WAC:5.50 WAM:358.00

AMAC03-11G5BBG 30 year 5.5's

Pac Bands I: 125- 350 II: 0- 0 III: 0- 0
Pacl %: 54.79

Tranche Name	Balance	Coupon	Payment Window	Aver. Life	Dur	Tx/ Index	Spread Margin	Yield	Price %	Description	Cap	Mult	Bal %
Tot: 24	280,725,000	5.18152		7.24									

Collateral

Type	Bal(MM)	Coup	Prepay	WAM	Age	AcrInt(M)	WAC
WHOLE	280.725	5.500	PSA 200	358	2	1243.768	5.500
# 1	280.725	5.5000		358.0	2.0	1243.768	

Yield Curve

Yr	1.95	2.99	4.99	9.99	27.49
Yld	1.783	2.372	3.290	4.396	5.271

Indices

1ML
1.107

YT DG65 Mtge **YT**

100-00 Price is fictitious

Bloomberg CMO

66 <GO> AMAC 2003-11 5A3 5% LEGAL MTY N/A ADU:<PAGE>

BCC0C8ZJ0 CMO: [No Band 9/03] NO Notes 88 <Go>

65 <GO> 5.500(358)2 WAC(WAM)AGE ASSUM

ASSUMED collateral -NO History-	9/30/03: 9,379,857 9/25/03: 9,379,857 factor 1.000000000000	next pay 10/25/03 (monthly) rcd date 9/30/03 (24 Delay) accrual 9/ 1/03- 9/30/03	30/360 Cashflows created 8/26/03 1stProj 10/25/03 ASSUMED collateral

YIELD TABLE

9/30/03 QUOTED

Vary PRICE 1/32	Px200	100	200	300	400		
	200 PSA	100 PSA	200 PSA	300 PSA	400 PSA	PSA	PSA
100	4.955	4.966	4.955	4.955	4.949		
AvgLife	3.95	4.56	3.95	3.95	3.68		
Mod Dur	3.42	3.87	3.42	3.42	3.23		
DateWindow	10/03- 12/25/11	10/03- 1/25/13	10/03- 12/25/11	10/03- 12/25/11	10/03- 9/25/10		
Spread I	+229/AL	+201/AL	+229/AL	+229/AL	+242/AL		

DEAL: * Information is preliminary and subject to change.

NON-CALLABLE

Preliminary cashflows based upon dealer representations. "PRO-SUP" UNAVAILABLE.

Treasury Curve - BGN 9:57

3mo	6mo	-2-	-3-	-5-	-10-	-30-
0.95	1.01	1.64	2.16	3.18	4.30	5.19

Format# 1-YT

3y 100-19 5y 99-24+

YT DG65 Mtge **YT**

100-00 Price is fictitious

Bloomberg AMAC 2003-11 5A4 5.5% LEGAL MTY N/A ADV:<PAGE>

66 <GO> BCC0C9031 CMO: NO Notes 98 <Go>

65 <GO> 5.500(358)2 WAC(WAM)AGE ASSUM

ASSUMED	9/30/03: 27,300,506	next pay 10/25/03 (monthly)	30/360 Cashflows
collateral	9/25/03: 27,300,506	rcd date 9/30/03 (24 Delay)	created 8/26/03
-NO History-	factor 1.000000000000	accrual 9/ 1/03- 9/30/03	1stProj 10/25/03
			ASSUMED collateral

9/30/03 QUOTED

YIELD TABLE

Vary PRICE 32	Px 200	100	200	300	400		
	200 PSA	100 PSA	200 PSA	300 PSA	400 PSA	PSA	PSA

DEAL: * Information is preliminary and subject to change.

100	5.520	5.525	5.520	5.516	5.513
AvgLife	12.47	15.20	12.47	10.84	9.80
Mod Dur	8.46	9.59	8.46	7.73	7.22
DateWindow	10/08- 7/25/33	10/08- 7/25/33	10/08- 7/25/33	10/08- 7/25/33	10/08- 7/25/33
Spread I	+110/AL	+96/AL	+110/AL	+117/AL	+125/AL

NON-CALLABLE

Preliminary cashflows based upon dealer representations. "PRO-SUP" UNAVAILABLE.

Treasury Curve - BGN 9:58						
3mo	6mo	-2-	-3-	-5-	-10-	-30-
0.95	1.01	1.64	2.17	3.18	4.29	5.19

Format# 1-YT 10y 99-20+ 30y 102-21 S

YT DG65 Mtge **YT**

100-00 Price is fictitious

Bloomberg CMO

66 <GO> AMAC 2003-11 5A7 4.25% LEGAL MTY N/A ADU<PAGE>

BCC0CBZM3 CMO: [No Band 9/03] NO Notes 88 <Go>

65 <GO> 5.500(358)2 WAC(WAM)AGE ASSUM

ASSUMED collateral -NO History-	9/30/03: 9,379,857 9/25/03: 9,379,857 factor 1.000000000000	next pay 10/25/03 (monthly) rcd date 9/30/03 (24 Delay) accrual 9/ 1/03- 9/30/03	30/360 Cashflows created 8/26/03 1stProj 10/25/03 ASSUMED collateral

9/30/03 QUOTED

YIELD TABLE

Vary PRICE 32	Px200 200 PSA	100 100 PSA	200 200 PSA	300 300 PSA	400 400 PSA	PSA	PSA
100	4.207	4.216	4.207	4.207	4.202		
AvgLife	3.95	4.56	3.95	3.95	3.68		
Mod Dur	3.49	3.96	3.49	3.49	3.29		
DateWindow	10/03- 12/25/11	10/03- 1/25/13	10/03- 12/25/11	10/03- 12/25/11	10/03- 9/25/10		
Spread I	+154/AL	+126/AL	+154/AL	+154/AL	+167/AL		

DEAL: * Information is preliminary and subject to change.

NON-CALLABLE

Preliminary cashflows based upon dealer representations. "PRU-SUP" UNAVAILABLE.

Treasury Curve - BGN 10:00

3mo	6mo	-2-	-3-	-5-	-10-	-30-
0.95	1.01	1.64	2.16	3.18	4.30	5.19

Format# 1-YT 3y100-19 5y99-24

YT DG65 Mtge **YT**

100-00 Price is fictitious

Bloomberg CMO AMAC 2003-11 5A9 **5.5%** LEGAL MTY N/A ADV:<PAGE>

66 <GO> BCC0CBZP6 CMO: [No Band 9/03] NO Notes 88 <Go>

65 <GO> 5.500(358)2 WAC(WAM)AGE ASSUM

ASSUMED collateral -NO History-	9/30/03: 3,748,333 9/25/03: 3,748,333 factor 1.000000000000	next pay 10/25/03 (monthly) rcd date 9/30/03 (24 Delay) accrual 9/ 1/03- 9/30/03	30/360 Cashflows created 8/26/03 1stProj 10/25/03 ASSUMED collateral

9/30/03 QUOTED

YIELD TABLE

DEAL: * Information is preliminary and subject to change.

Vary PRICE 32	Px200 200 PSA	100 100 PSA	200 200 PSA	300 300 PSA	400 400 PSA	PSA	PSA
100	5.519	5.520	5.519	5.519	5.513		
AvgLife	11.80	12.11	11.80	11.80	9.69		
Mod Dur	8.32	8.50	8.32	8.32	7.20		
DateWindow	12/11- 7/25/33	1/13- 7/25/33	12/11- 7/25/33	12/11- 7/25/33	9/10- 7/25/33		
Spread I	+113/AL	+111/AL	+113/AL	+113/AL	+127/AL		

NON-CALLABLE

Preliminary cashflows based upon dealer representations. "PRO-SUP" UNAVAILABLE.

Treasury Curve - BGN 9:57

3mo	6mo	-2-	-3-	-5-	-10-	-30-
0.95	1.01	1.64	2.17	3.18	4.30	5.19

Format# 1-YT 10y 99-20 30y 102-21 S

CREDIT SUISSE | FIRST BOSTON

AMAC 2003-11

GROUP 5

Pay rules

1. Pay the NAS priority amount to the 5A4.

2. According to the aggregate PAC schedule pay concurrently as follows:
   a. 50.0000000000% as follows:
      i. To the 5A1, 5A2, 5A3, 5A5, 5A6, 5A7, 5A8 prorata until retired.
      ii. Concurrently as follows:
         1. 33.333333333% to the 5A9 until retired.
         2. 66.666666667% as follows:
            a. To the 5A10 until retired.
            b. To the 5A11 until retired.
   b. 50.0000000000% as follows:
      i. To the 5A12, 5A13, 5A14, 5A15, 5A16, 5A17, 5A18 prorata until retired.
      ii. To the 5A19 until retired.
      iii. To the 5A20 until retired.

3. Pay the 5A21 until retired.

4. Disregarding the aggregate PAC schedule pay as follows:
   a. 50.0000000000% as follows:
      i. To the 5A1, 5A2, 5A3, 5A5, 5A6, 5A7, 5A8 prorata until retired.
      ii. Concurrently as follows:
         1. 33.333333333% to the 5A9 until retired.
         2. 66.666666667% as follows:
            a. To the 5A10 until retired.
            b. To the 5A11 until retired.
   b. 50.0000000000% as follows:
      i. To the 5A12, 5A13, 5A14, 5A15, 5A16, 5A17, 5A18 prorata until retired.
      ii. To the 5A19 until retired.
      iii. To the 5A20 until retired.

5. Pay the 5A4 until retired.

IOs:
5IO1:
(75/550 * (Sum of 5A1, 5A2, 5A3, 5A5, 5A6, 5A7, 5A8 Balances))
5IO2:
(75/550 * (Sum of 5A12, 5A13, 5A14, 5A15, 5A16, 5A17, 5A18 Balances))